Supplement Dated August 29, 2018
To the Current Prospectus and Statement of Additional Information

Voya Growth Plus
Voya Growth Plus New York

Issued by Voya Retirement Insurance and Annuity Company
Through its Variable Annuity Account B

This supplement updates the Prospectus and Statement of Additional Information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING A FUND REORGANIZATION

On August 17, 2018, the Federated Managed Tail Risk Fund II reorganized into the Federated Managed Volatility Fund II. The Federated Managed Volatility Fund II is an investment option currently available under the contract. The reorganization is a tax-free event for shareholders of the funds.

Accordingly, all references to the Federated Managed Tail Risk Fund II in the prospects and Statement of Additional Information are hereby deleted, effective immediately.